================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    ---------

                                    FORM 11-K

                                  ANNUAL REPORT

                                    ---------

                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                      for the year ended December 31, 1998


                     TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN
                   -------------------------------------------
                            (Full title of the Plan)

                      TRUMP HOTELS AND CASINO RESORTS, INC.
          ------------------------------------------------------------
          (Name of Issuer of the securities held pursuant to the Plan)


                                 2500 Boardwalk
                         Atlantic City, New Jersey 08401
                     (Address of principal executive office)


================================================================================

                     TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN
                     ---------------------------------------

              FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
              -----------------------------------------------------

                                  TOGETHER WITH
                                  -------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

                     TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN
                     ---------------------------------------


                                      INDEX
                                      -----


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS:

  Statements of Net Assets Applicable to Participants' Equity as of
   December 31, 1998 and 1997

  Statement of Changes in Net Assets Applicable to Participants' Equity for the Year Ended December 31, 1998

  Notes to Financial Statements


SUPPLEMENTAL SCHEDULES:

   I -- Item 27a - Schedule of Assets Held for Investment Purposes as of
                   December 31, 1998

  II -- Item 27d - Schedule of Reportable Transactions for the Year Ended
                   December 31, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

To the Benefits Committee of the

     Trump Plaza Hotel & Casino Savings Plan:

We have audited the accompanying statements of net assets applicable to participants' equity of the Trump Plaza Hotel & Casino Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the Plan as of December 31, 1998 and 1997, and the changes in its net assets applicable to participants' equity for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets applicable to participants' equity and the statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity and the changes in net assets applicable to participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          ARTHUR ANDERSEN LLP


Roseland, New Jersey
June 10, 1999

                     TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN
                     ---------------------------------------

           STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
           -----------------------------------------------------------
                        AS OF DECEMBER 31, 1998 AND 1997
                        --------------------------------


                                                           1998          1997
                                                       -----------   -----------

ASSETS:
  Investments at market value (Notes 1 and 3)-
   The Chicago Trust Company Stated Principal Value
   Investment Trust Fund                               $ 7,031,086   $ 6,153,761
   SoGen International Fund                              1,095,700     1,297,790
   Massachusetts Investors Trust Fund                    9,684,178     7,633,706
   Oppenheimer Quest Value Fund                          2,616,935     2,142,542
   Oppenheimer Quest Opportunity Value Fund              3,922,014     3,686,841
   Montag & Caldwell Growth Fund                        11,255,975     7,487,670
   AIM Constellation Fund                                2,655,376     2,483,064
   Templeton Foreign Fund                                2,906,921     3,185,681
   Oppenheimer Quest Capital Value Fund                  5,766,660     4,980,016
   Davis New York Venture Fund                             824,714             0
   Franklin Small Cap Growth Fund                          613,748             0
   Trump Hotels & Casino Resorts, Inc. Common Stock        826,132       762,957
  Participants' Loans Receivable                         5,456,052     4,959,794
  Other                                                    107,526       424,008
  Contributions Receivable from Participants               247,391       199,202
                                                       -----------   -----------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY          $55,010,408   $45,397,032
                                                       ===========   ===========









              The accompanying notes to financial statements are an
                       integral part of these statements.

                    TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN
                    -------------------------------------------------------
      STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
      ---------------------------------------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------

                                                   The Chicago
                                                  Trust Company
                                                      Stated                                                     Oppenheimer
                                                 Principal Value      SoGen      Massachusetts   Oppenheimer        Quest
                                                    Investment    International    Investors        Quest         Opportunity
                                                    Trust Fund        Fund        Trust Fund      Value Fund       Value Fund
                                                   -----------    -----------    ------------    ------------    ------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  beginning of year                                $ 6,153,761    $ 1,297,790    $  7,633,706    $  2,142,542    $  3,686,841
                                                   -----------    -----------    ------------    ------------    ------------

   Contributions-
     Participants                                      722,706        162,917         735,499         322,037         533,411
     Plan Sponsor (net of forfeitures)                 318,546         60,816         268,795         118,395         198,244
     Participant Rollovers                                 283              0          28,876           4,872          25,192
                                                   -----------    -----------    ------------    ------------    ------------
           Total contributions                       1,041,535        223,733       1,033,170         445,304         756,847

   Dividend income                                           0        107,353         539,966         113,666         221,365
   Interest income                                         130             99             289              24              85
   Realized/unrealized appreciation
     (depreciation) of investments                     410,778       (104,659)      1,147,379        123,502           62,284
   Distributions to participants                    (1,052,043)       (25,275)       (473,808)       (174,904)       (309,935)
   Loans issued to participants                       (596,615)       (88,154)       (491,629)       (214,155)       (282,722)
   Loan principal repayments                           530,450         81,766         430,890         160,642         259,010
   Administrative expenses                             (45,567)        (1,115)         (4,885)         (2,041)         (3,394)
   Interfund transfers (net)                           603,716       (404,329)       (136,551)          5,753        (522,363)
   Transfers from (to) related plans                   (15,059)         8,491           5,651          16,602         53,996
                                                   -----------    -----------    ------------    ------------    ------------
           Increase (decrease) in net assets           877,325       (202,090)      2,050,472         474,393         235,173
                                                   -----------    -----------    ------------    ------------    ------------
NET ASSETS APPLICABLE TO PARTICIPANTS'
EQUITY, end of year                                $ 7,031,086    $ 1,095,700    $  9,684,178    $  2,616,935    $  3,922,014
                                                   ===========    ===========    ============    ============    ============
                                                    Montag &                                       Oppenheimer        Davis
                                                    Caldwell          AIM           Templeton         Quest         New York
                                                     Growth        Constellation     Foreign         Capital        Venture
                                                      Fund            Fund            Fund          Value Fund        Fund
                                                   ------------    ------------    ------------    ------------    ------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  beginning of year                                $  7,487,670    $  2,483,064    $  3,185,681    $  4,980,016    $          0
                                                   ------------    ------------    ------------    ------------    ------------

   Contributions-
     Participants                                       984,127         305,996         389,346         495,600         104,193
     Plan Sponsor (net of forfeitures)                  355,436         112,532         146,287         187,921          37,122
     Participant Rollovers                               36,692          12,520          18,624          16,166           5,725
                                                   ------------    ------------    ------------    ------------    ------------

           Total contributions                        1,376,255         431,048         554,257         699,687         147,040

   Dividend income                                      343,343          64,805         304,766         177,136          18,342
   Interest income                                            9              14               4              49             (17)
   Realized/unrealized appreciation
     (depreciation) of investments                    2,165,066         365,068        (439,571)        769,955          39,659
   Distributions to participants                       (544,460)       (172,383)       (167,982)       (324,481)         (8,521)
   Loans issued to participants                        (715,506)       (189,482)       (257,890)       (341,399)        (42,567)
   Loan principal repayments                            661,167         170,545         253,968         330,104          44,341
   Administrative expenses                               (7,326)         (2,347)         (2,476)         (3,969)           (393)
   Interfund transfers (net)                            452,305        (534,189)       (533,833)       (528,832)        625,392
   Transfers from (to) related plans                     37,452          39,233           9,997           8,394           1,438
                                                   ------------    ------------    ------------    ------------    ------------
           Increase (decrease) in net assets          3,768,305         172,312        (278,760)        786,644         824,714
                                                   ------------    ------------    ------------    ------------    ------------
NET ASSETS APPLICABLE TO PARTICIPANTS'
EQUITY, end of year                                $ 11,255,975    $  2,655,376    $  2,906,921    $  5,766,660    $    824,714
                                                   ============    ============    ============    ============    ============
                                                                       Trump
                                                                      Hotels &
                                                      Franklin         Casino      Participants'
                                                     Small Cap      Resorts, Inc.     Loans
                                                    Growth Fund     Common Stock     Receivable       Other           Total
                                                    ------------    ------------    ------------    ------------    ------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  beginning of year                                 $          0    $    762,957    $  4,959,794    $    623,210    $ 45,397,032
                                                    ------------    ------------    ------------    ------------    ------------

   Contributions-
     Participants                                         39,412         120,952               0         (25,039)      4,891,157
     Plan Sponsor (net of forfeitures)                    14,955          44,847               0        (304,468)      1,559,428
     Participant Rollovers                                     0          12,364               0               0         161,314
                                                    ------------    ------------    ------------    ------------    ------------
           Total contributions                            54,367         178,163               0        (329,507)      6,611,899

   Dividend income                                         8,696               0               0               0       1,899,438
   Interest income                                           (13)         18,319               0         429,081         448,073
   Realized/unrealized appreciation
     (depreciation) of investments                        52,610        (483,418)              0               0       4,108,653
   Distributions to participants                          (2,128)        (13,471)       (305,576)        247,353      (3,327,614)
   Loans issued to participants                           (6,313)       (109,379)      3,336,801            (990)              0
   Loan principal repayments                              11,069          91,379      (2,567,218)       (458,113)              0
   Administrative expenses                                   (40)           (692)              0          (6,456)        (80,701)
   Interfund transfers (net)                             495,500         380,711            (972)         97,692               0
   Transfers from (to) related plans                           0           1,563          33,223        (247,353)        (46,372)
                                                     ------------    ------------    ------------    ------------    ------------
           Increase (decrease) in net assets
                                                         613,748          63,175         496,258        (268,293)      9,613,376
                                                     ------------    ------------    ------------    ------------    ------------
NET ASSETS APPLICABLE TO PARTICIPANTS'
EQUITY, end of year                                 $    613,748    $    826,132    $  5,456,052    $    354,917    $ 55,010,408
                                                    ============    ============    ============    ============    ============

                 The accompanying notes to financial statements are an integral part of this statement.

                     TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN
                     ---------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------



(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Basis of Accounting-
     --------------------
      The accompanying financial statements of the Trump Plaza Hotel & Casino Savings Plan (the "Plan") have been prepared on the accrual basis of accounting.

     Plan Expenses-
     --------------
      Expenses related to the administration of the Plan have been paid by Trump Plaza Associates (the "Plan Sponsor"). These costs represent trustee fees and professional services and amounted to approximately $54,000 in 1998.

     Investments-
     ------------
      The investments included in the statements of net assets applicable to participants' equity are stated at market value. Market value, which is equivalent to current value, is the unit valuation of the security at the plan year-end as determined by The Chicago Trust Company, the trustee of the Plan (the "Trustee"). Accounting records are maintained on the accrual basis, investment transactions are recorded on the trade date basis and gains and losses are calculated based upon an aggregate participant cost that is maintained on an average unit cost basis.

     Use of Estimates-
     -----------------
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassifications-
     ------------------
      Certain reclassifications have been made to prior year financial statements to conform to the current year presentation.

(2)  PLAN DESCRIPTION:
     ----------------
      The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General-
     --------
      The Plan is a 401(k) Savings Plan, which was established by the Plan Sponsor and became effective on November 1, 1986. All full or part-time non-union employees become eligible for participation in the Plan on the enrollment date immediately following the completion of 12 months of service and the attainment of age 18.

      The Plan is administered by a committee appointed by the Plan Sponsor (the "Plan Administrator"). The Chicago Trust Company was appointed as the trustee of the Plan by the Plan Administrator effective April 1, 1997.

     Contributions-
     --------------
      Participants-
      -------------
      Non-highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 15% of their annual compensation (effective January 1, 1999, 20% of annual compensation), as defined. Highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 7% of their annual compensation, as defined. Tax deferred contributions are subject to a limit by the Internal Revenue Code. The 1998 limit was $10,000 per participant. Contributions to the Plan are invested by the Trustee, as designated by the participant, in increments of 5%.

      Plan Sponsor-
      -------------
      The Plan Sponsor contributes to the Plan 50% of each participant's contributions, not to exceed 3% of the participant's annual compensation, as defined.

      Participant Rollovers-
      ----------------------
      The Plan permits eligible participants, as defined, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to qualified voluntary participant contributions.

     Distributions to Participants-
     ------------------------------
      Each participant has a fully vested interest in the amount of his or her contributions together with the allocable Plan earnings. Contributions from the Plan Sponsor vest based on the vesting schedule described below. The full value of the participant's vested interest in his or her account in the Plan will be distributed upon termination of the participant's employment. The normal form of payment is by lump sum; however, if a participant's vested benefit from all contributions exceeds $5,000, a participant has the right to receive payment in equal periodic monthly, quarterly, semi-annual or annual installments over a period not to exceed ten years.

      A participant may also withdraw all or part of his or her account upon attainment of age 59-1/2 or financial hardship, as defined in the Plan.

      Upon termination of employment prior to eligibility for retirement, a participant is eligible to receive the vested balance in his or her account. There were no payments due to participants who have requested to withdraw their funds prior to December 31, 1998 or 1997.

     Vesting-
     --------
      Voluntary contributions are fully vested at all times and are not subject to forfeiture.

      The Plan Sponsor's contributions vest based upon the participant's years of continuous service as follows-

         Years of Continuous Service                         Percentage Vested
         ---------------------------                         -----------------

         Less than two years                                         0%
         Two years                                                  25%
         Three years                                                50%
         Four years                                                 75%
         Five years or more                                        100%

     Forfeitures-
     ------------
      The portion of a former participant's account which is not distributed because of the vesting provision will reduce the amount of the Plan Sponsor's future contributions. During 1998, no forfeitures were used to reduce Plan Sponsor contributions. As of December 31, 1998 and 1997, $87,415 and $34,880 were available to reduce future Plan Sponsor contributions, respectively.

     Loans-
     ------
      The Plan permits participants to borrow from their accounts at terms established by the Plan Administrator. Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance for specific reasons, as defined by the Plan. Each loan is secured by the borrower's vested interest in the Plan and is subject to other requirements, as defined. Interest on loans is charged at a rate that is comparable to similar loans made by commercial lenders. Loans outstanding as of December 31, 1998 had interest rates ranging from 8.75% to 9.50%. Loan repayment terms range up to five years (fifteen years if the loan was used to purchase a primary residence). A small administrative fee is required to process all loans.

(3)   INVESTMENTS:
      ------------
      Participants can invest their funds in twelve available investment vehicles as described below-

     Money Market Fund-
     ------------------
      THE CHICAGO TRUST COMPANY STATED PRINCIPAL VALUE INVESTMENT TRUST FUND - A money market equivalent account. This fund invests in short-term high quality financial instruments issued by insurance companies and banks.

     Mutual Funds-
     -------------
      SOGEN INTERNATIONAL FUND - A multi-asset global mutual fund. The investment objective and style of this fund is to provide long-term growth of capital by investing primarily in common stocks of United States and foreign companies.

      MASSACHUSETTS INVESTORS TRUST FUND - A growth and income mutual fund. The investment objective of this fund is to provide reasonable current income and long-term growth of capital and income.

      OPPENHEIMER QUEST VALUE FUND - An equity mutual fund. The investment objective of this fund is to seek capital appreciation by investing primarily in equity securities believed to be under valued in relation to factors such as the companies' assets, earnings or growth potential.

      OPPENHEIMER QUEST OPPORTUNITY VALUE FUND - An asset allocation mutual fund. The investment objective and style of this fund is to seek long-term capital appreciation by investing in stocks, bonds and cash equivalents.

      MONTAG & CALDWELL GROWTH FUND - An equity growth mutual fund. The investment objective of this fund is to seek long-term capital appreciation consistent primarily with investments in a combination of equity, convertible, fixed-income and short-term securities.

      AIM CONSTELLATION FUND - An aggressive equity mutual fund. The investment objective of this fund is to seek capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

      TEMPLETON FOREIGN FUND - Mutual fund investing in virtually any type of security in any country outside of the United States, in developed or emerging markets. The fund's objective is long-term capital growth.

      OPPENHEIMER QUEST CAPITAL VALUE FUND - An equity mutual fund. The investment objective of this fund is to seek capital appreciation by investing primarily in equity securities believed to be undervalued in relation to factors such as the companies' assets, earnings, or growth potential or cash flows. This fund also may invest in high-yield, non investment grade bonds.

      DAVIS NEW YORK VENTURE FUND - Mutual fund investing primarily in equity securities of United States and foreign companies with the objective of capital appreciation.

      FRANKLIN SMALL CAP GROWTH FUND - Mutual fund investing in equity securities of companies with a market capitalization of less than $1 billion.

     Common Stock-
     -------------
      TRUMP HOTELS & CASINO RESORTS, INC. ("THCR") COMMON STOCK - This is the common stock of the holding company that owns Trump Plaza Hotel & Casino, Trump Taj Mahal Hotel & Casino, Trump Marina
      Hotel & Casino and Trump Indiana, Inc.

(4)   TAX STATUS:
      -----------
      The Plan obtained its latest determination letter on August 18, 1994, which covered all amendments through January 1, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(5)   PLAN TERMINATION:
      -----------------
      While the Plan Sponsor has not expressed any intent to terminate the Plan, the Plan Sponsor may do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination, each participant is entitled to the value of his or her separate account.

(6)   RELATED PARTY TRANSACTIONS:
      ----------------------------
      Certain Plan investments are shares of a money market fund managed by The Chicago Trust Company. The Chicago Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

      Certain Plan investments include shares of THCR common stock ("Common Stock") and, therefore, these transactions qualify as party-in-interest. As of December 31, 1998 and 1997, the Plan holds Common Stock, with a market value of $826,132 and $762,957, respectively. During the year ended December 31, 1998, Common Stock was acquired at a cost of $2,549,690; and Common Stock was sold with an original cost basis of $2,076,717

      The Plan Sponsor has sister companies that also sponsor similar Savings Plans. Transactions between the Plan and plans sponsored by the sister companies are as follows-

      Transfers out of the Trump Marina Hotel & Casino Savings
        Plan, net                                                     ($3,277)
      Transfers out of the Trump Taj Mahal Hotel & Casino Savings
        Plan, net                                                     (73,313)
      Transfers out of the Trump Plaza Hotel & Casino Savings Plan,
        net                                                           (46,372)
      Transfers to the Trump Casino Services Savings Plan, net         21,277
      Transfers to the Trump Indiana Savings Plan, net                101,685
                                                                    ---------
                  Net Related Plan Transfers                        $       0
                                                                    =========

(7)   SUBSEQUENT EVENT:
      -----------------
      During 1999, the Plan and the Trump Indiana Savings Plan will merge with the Trump Casino Services Savings Plan (the "TCS Plan"). The TCS Plan will be renamed the Trump Savings Plan.

                                                                      SCHEDULE I

                     TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN
                     ---------------------------------------
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ----------------------------------------------------------
                             AS OF DECEMBER 31, 1998
                             -----------------------
              EMPLOYER IDENTIFICATION #22-2449800, PLAN NUMBER 001
              ----------------------------------------------------

                                (c) Description of investment
   (b) Identity of issue,          including maturity date,
     borrower, lessor or         rate of interest, collateral,                           (e) Market
(a)    similar party                 par or maturity value                   (d) Cost        Value
--- --------------------  ----------------------------------------------    -----------  ------------
*    The Chicago Trust    Stated Principal Value
       Company              Investment Trust Fund, Money
                            Market Funds, 4,014,781 units
                            of participation                                $ 6,644,440   $ 7,031,086
                                                                            -----------   -----------
     SoGen Funds          SoGen International Fund,
                            Equity Securities, 47,556
                            units of participation                            1,267,696     1,095,700

     MFS Funds            Massachusetts Investors Trust
                            Fund, Equity Securities,
                            478,231 units of
                            participation                                     8,040,983     9,684,178

     Oppenheimer          Quest Value Fund, Equity
                            Securities, 122,688 units of
                            participation                                     2,400,858     2,616,935

     Oppenheimer          Quest Opportunity Value Fund,
                            Equity and Debt Securities,
                            109,096 units of
                            participation                                     3,727,252     3,922,014

     Montag               Montag & Caldwell Growth Fund,
                            Equity Securities, 379,628
                            units of participation                            8,503,818    11,255,975

     AIM Funds, Inc.      AIM Constellation Fund, Equity
                            Securities, 87,004 units of
                            participation                                     2,263,217     2,655,376

     Templeton Funds,     Templeton Foreign Fund, Equity
       Inc.                 Securities, 346,474 units of
                            participation                                     3,555,470     2,906,921

     Oppenheimer          Quest Capital Value Fund,
                            Equity and Debt Securities,
                            169,958 units of participation                    5,684,388     5,766,660
     Davis Funds, Inc.    Davis New York Venture Fund,
                            Equity Securities, 32,975
                            units of participation                              767,627       824,714

     Franklin Fund,       Franklin Small Cap Growth Fund,
       Inc.                 Equity Securities, 27,193
                            units of participation                              542,566       613,748
                                                                            -----------   -----------
                    Total investment in mutual funds                         36,753,875    41,342,221
                                                                            -----------   -----------
**   Trump Hotels &       Trump Hotels & Casino Resorts,
       Casino Resorts,      Inc. Common Stock, 220,302
       Inc.                 shares                                            1,631,011       826,132

     Participants'        Interest rates ranging from
       Loans                8.75% to 9.50% and maturities
                            ranging from 1999 through 2013                    5,456,052     5,456,052
                                                                            -----------   -----------

                                                                            $50,485,378   $54,655,491
                                                                            ===========   ===========

                           *Denotes party-in-interest
                             **Denotes related party

          The accompanying notes to financial statements are an integral part of this schedule.


                                                                     SCHEDULE II

                     TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN
                     ---------------------------------------

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                 ----------------------------------------------
                    FOR THE YEAR ENDED DECEMBER 31, 1998 (A)
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              EMPLOYER IDENTIFICATION #22-2449800, PLAN NUMBER 001
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


                                                                                          (c) Purchase
(a) Identity of Party Involved       (b) Description of Asset                                   Price      (d) Selling Price
-----------------------------  -------------------------------------                       --------------  -----------------

The Chicago Trust Company            Stated Principal Value Investment Trust Fund-
                                       378 Purchases                                       $7,632,383                 N/A
                                       561 Sales                                                  N/A          $7,163,059

MFS Funds                            Massachusetts Investors Trust Fund-
                                       348 Purchases                                        4,408,923                 N/A
                                       604 Sales                                                  N/A           3,457,428

Oppenheimer                          Quest Value Fund-
                                        228 Purchases                                       1,404,610                 N/A
                                        398 Sales                                                 N/A           1,053,719

Oppenheimer                          Quest Opportunity Value Fund-
                                       228 Purchases                                        1,535,218                 N/A
                                       509 Sales                                                  N/A           1,366,800

Montag                               Montag & Caldwell Growth Fund-
                                       382 Purchases                                        5,633,056                 N/A
                                       658 Sales                                                  N/A           4,029,822

Templeton Funds                      Templeton Foreign Fund-
                                        218 Purchases                                       1,395,488                 N/A
                                        510 Sales                                                 N/A           1,234,658

Oppenheimer                          Quest Capital Value Fund-
                                       239 Purchases                                        1,566,258                 N/A
                                       551 Sales                                                  N/A           1,548,255

Trump Hotels & Casino Resorts,       Trump Hotels & Casino Resorts, Inc. Common Stock -
Inc.
                                       583 Purchases                                        2,549,690                 N/A
                                       458 Sales                                                  N/A           2,003,779

The Chicago Trust Company            Loan Fund-
                                       190 Purchases                                        3,381,701                 N/A
                                       200 Sales                                                  N/A           2,885,443


                                                     (h) Current Value of
(a) Identity of Party Involved (g) Cost of Asset           Asset                (i) Net Gain
                                                     on Transaction Date            (Loss)
-----------------------------  ------------------    -----------------------   -----------------

The Chicago Trust Company       $7,632,383             $7,632,383                   N/A
                                 7,018,957              7,163,059              $144,102


MFS Funds                        4,408,923              4,408,923                   N/A
                                 3,248,826              3,457,428               208,602


Oppenheimer                      1,404,610              1,404,610                   N/A
                                   946,679              1,053,719               107,040


Oppenheimer                      1,535,218              1,535,218                   N/A
                                 1,252,173              1,366,800               114,627


Montag                           5,633,056              5,633,056                   N/A
                                 3,519,262              4,029,822               510,560


Templeton Funds                  1,395,488              1,395,488                   N/A
                                 1,335,545              1,234,658              (100,887)


Oppenheimer                      1,566,258              1,566,258                   N/A
                                 1,679,041              1,548,255              (130,786)


Trump Hotels & Casino Resorts,   2,549,690              2,549,690                   N/A
Inc.                             2,076,717              2,003,779               (72,938)


The Chicago Trust Company        3,381,701              3,381,701                   N/A
                                 2,885,443              2,885,443                     0


(A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of Plan assets at January 1, 1998.

   The accompanying notes to financial statements are an integral part of this schedule.
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